LAURA ANTHONY, ESQ.

CRAIG D. LINDER, ESQ.*

JOHN CACOMANOLIS, ESQ.**

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MICHAEL R. GEROE, ESQ., CIPP/US***

JESSICA HAGGARD, ESQ. ****

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PETER P. LINDLEY, ESQ., CPA, MBA

JOHN LOWY, ESQ.******

STUART REED, ESQ.

LAZARUS ROTHSTEIN, ESQ.

SVETLANA ROVENSKAYA, ESQ.*******

HARRIS TULCHIN, ESQ. ********

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May 7, 2024

VIA ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	USA Opportunity Income One, Inc. Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A Filed April 10, 2024 File No. 024-11699

Dear Ms. Adegbuyi and Ms. Aldave:

We have electronically filed herewith on behalf of USA Opportunity Income One, Inc. (f/k/a USA Opportunity Income Fund, Inc., the “Company”) Post-Qualification Amendment No. 5 (“Amendment No. 5”) to the above-referenced offering statement on Form 1-A originally filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2021 (“Form 1-A”). Amendment No. 5 is marked with < R > tags to show changes made from Post-Qualification Amendment No. 4 which was filed with the Commission on April 10, 2024. In addition, we have included a narrative response, on behalf of the Company keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Dania Echemendia dated April 24, 2024. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A

General

1.

Comment: We note your disclosure on the cover page that the offering is expected to expire “on the first of (i) all of the USA Real Estate Bonds offered are sold; or (ii) the close of business 90 days after the date that this Post-Qualification Amendment is deemed qualified by the SEC, unless sooner terminated or extended for additional 90 day-incremental periods in the sole discretion of the Company (the “Termination Date”). The initial 90-day offering period and any additional 90 day-incremental offering periods will, in the aggregate, not exceed 12 months from the date of this Offering Circular, pursuant to Rule 251(d)(3) of Regulation A. Since the commencement of the Offering in March of 2022, the Company’s Board of Directors has extended the offering period for additional 90 day-incremental offering periods a total of 7 times, with 2 such extensions in 2022, 4 such extensions in 2023 and 1 such extension in 2024.” Please revise to state that the offering may not be more than three years since the initial qualification date of the offering statement under which the securities are being offered and sold.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 5 to state that the offering may not be more than three years since the initial qualification date of the offering statement under which the securities are being offered and sold.

2.

Comment: We note your disclosure on the cover page that you may extend the 90-day offering period. Please confirm that if you extend the initial 90 day offering period, you will file a post-qualification amendment or offering circular supplement to give notice of any such extension.

Response: The Company acknowledges the Staff’s comment and confirms that if the Company extends the initial 90 day offering period, the Company will file a post-qualification amendment or offering circular supplement to give notice of any such extension.

3.	Comment: We note your response to prior comment 2 that you expect to sell the remaining USA Real Estate Bonds in the approximate amount of $75 million before March 9, 2025. Please revise your risk factors and business sections to explain how you plan to reach profitability if you cannot raise a significant percentage of this offering amount and describe the related material risks to investors.

Response: In response to the Staff’s comment, the Company has revised the risk factors and business section in Amendment No. 5 to explain how the Company plans to reach profitability if the Company cannot raise a significant percentage of the offering amount and to describe the related material risks to investors.

If the Staff has any further comments regarding the offering statement on Form 1-A, Amendment No. 5 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony, Linder & Cacomanolis, PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Aisha Adegbuyi/U.S. Securities and Exchange Commission
Tonya Aldave/U.S. Securities and Exchange Commission
Dania Echemendia/ USA Opportunity Income One, Inc.
Craig D. Linder, Esq./Anthony, Linder & Cacomanolis, PLLC

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